SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 37th BASE AT Oslo Rygge

nORWAY'S FIRST BASE

3 aircraft, 16 new routes and 1.7M passengerS P.A. from 2010

1MILLION NOK20 CHRISTMAS SEATS

Ryanair, the world's favourite airline, today (Tuesday, 24th November 2009) announced it would open its 37th base at Oslo Rygge in March 2010 with three based aircraft and 16 new routes (22 in total) being launched. Ryanair will offer 100 weekly return flights to/from Oslo Rygge in an investment of over $200 million in the airport.

Ryanair's 16 new routes from Oslo Rygge to Aarhus, Berlin (Schonefeld), Dublin, Dusseldorf (Weeze), Eindhoven, Gdansk, Krakow, La Rochelle, Malaga, Memmingen (Munich West), Palma, Paris (Beauvais), Riga, Wroclaw, Valencia and Venice (Treviso) will increase Ryanair's traffic at Oslo Rygge to 1.7 million passengers p.a. which will create and sustain 1,700 well paid local jobs in the region.

Ryanair celebrated its new Oslo Rygge base by releasing 250,000 seats at fares of just NOK20 for travel across its European network over Christmas. These NOK20 seats are available for booking on www.ryanair.com  until midnight Thursday (26th Nov).

In Oslo today, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Oslo Rygge as our 37th base and our first in Norway. These 16 new routes from Oslo Rygge go on sale tomorrow. With a total of 22 low fare routes from Oslo Rygge next summer Norwegian consumers and visitors can beat the recession by choosing Ryanair's lowest fares and our no fuel surcharge guarantee on 22 exciting destinations all over Europe including France, Italy and Spain among others.  Ryanair's 1.7 million passengers will create and sustain 1,700 jobs locally at Oslo Rygge Airport."

16 New Oslo Rygge routes to:

Aarhus	NOK139	Malaga	NOK269
Berlin (Sch)	NOK139	Memmingen	NOK119
Dublin	NOK139	Palma	NOK169
Dusseldorf (Weeze)	NOK159	Paris (Beauvais)	NOK159
Eindhoven	NOK159	Riga	NOK139
Gdansk	NOK139	Wroclaw	NOK139
Krakow	NOK139	Valencia	NOK269
La Rochelle	NOK139	Venice (Treviso)	NOK159

Pål F. Tandberg, CEO Rygge International Airport, said:

"This is a great day for our airport and our region as Europe's largest airline opens its first base in Norway. Today's announcement shows Rygge as an exception in the sector and will help create much needed jobs. It shows Ryanair shares our confidence in the tremendous opportunity for strong market growth at Rygge".

Ends.                                                  Tuesday, 24th November 2009

For further information:

Stephen McNamara - Ryanair        Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1271                     Tel: 00 353 1 4980 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  24 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary